

July 27, 2011

<u>Via E-mail</u>
Mr. Gary L. Ellis
Senior Vice President and Chief Financial Officer
Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432-5604

     RE: **Medtronic, Inc.**
              Form 10-K for the fiscal year ended April 29, 2011
              Filed June 28, 2011
              File No. 001-07707

Dear Mr. Ellis:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 29, 2011 filed June 28, 2011

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 1

Restorative Therapies Group, page 7

1. We note your disclosure on page 8 that the decrease in Spinal net sales was
    primarily due to the decline in INFUSE Bone graft sales and the continued
    decrease in demand for BKP driven in part by articles on vertebroplasty in the
    New England Journal of Medicine. On page 9, we note that you expect the
    Restorative Therapies Group should be impacted by discussions in medical
    literature or inquiries from government authorities relating to INFUSE Bone Graft
    product. Please discuss for us the nature of the discussions in the medical
    literature and the possible impact that management expects they will or could
    have on the Restorative Therapies Group. Similarly, describe to us the inquiries
    from government authorities relating to INFUSE Bone Graft product, when these
    inquiries began and their current status, and the possible impact that management
    expects they will or could have on the Restorative Therapies Group, INFUSE
    Bone Graft products, as well as your other products.

2. In future filings please disclose any material actual or expected impact of these
    issues on your product sales, including INFUSE Bone Graft sales, operations,
    liquidity and capital resources and also discuss any known trends or any known
    demands on your future operations, liquidity and capital resources resulting from
    these matters. Refer to Item 303 of Regulation S-K. In addition, please revise
    your risk factor disclosure as appropriate to be more specific with respect to the
    risks to your business, financial condition and operating results that may arise
    from those issues.

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 32

Note 16. Contingencies, page 78

3. We see that you disclose that "[w]hile it is not possible to predict the outcome for
    most of the matters discussed, the Company believes it is possible that costs
    associated with them could have a material adverse impact on the Company's
    consolidated earnings, financial position, or cash flows." However, we do not see
    where you have provided investors with the disclosures required by ASC 450-20-
    50 for each of the claims and contingencies you disclose in this note, including
    the matters related to the various subpoenas. Please note that for any
    contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are

required by paragraph 4 of ASC 450-20-50 to disclose (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made.

- For each of the contingencies discussed in this note, please tell us whether you concluded that a loss was probable or reasonably possible and briefly summarize your reasons for your conclusion; tell us the amount of any loss you accrued relating to that contingency; and where no accrual was made or where an exposure of loss exists in excess of the amount accrued for the claim or contingency, tell us the estimate of loss or range of loss, or discuss your reasons for concluding that such an estimate cannot be made.

- Please revise your future filings to provide all disclosures required by ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis Hult at (202) 551-3618, Jay Webb at (202) 551-3603 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements. Please contact Gabriel Eckstein at (202) 551-3286 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments.

Sincerely,

/s/ Jay Webb "for"
Jeffrey Jaramillo
Branch Chief